Vanguard Natural Resources, LLC
5487 San Felipe, Suite 3000
Houston, Texas 77057

August 29, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    H. Roger Schwall, Assistant Director
Ethan Horowitz, Accounting Branch Chief
Sandra Eisen, Staff Accountant
Lisa Krestynick, Staff Attorney

Re:	Vanguard Natural Resources, LLC Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 8, 2016
File No. 1-33756

Vanguard Natural Resources, LLC
Form 8-K filed July 27, 2016
Dear Mr. Schwall:
This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company,” “Vanguard,” “We,” “Us” or “Our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 24, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”), which was filed with the Commission on March 8, 2016 and to the Company’s Current Report on Form 8-K (the “Form 8-K”), which was filed with the Commission on July 27, 2016.
In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
Based on our review of the Staff’s comment letter, and as further described herein, we believe that the Form 10-K and the Form 8-K are materially accurate and, accordingly, that amendment is not necessary. As further detailed below, we have proposed updates to our disclosure to be made in future filings with the Commission.

U.S. Securities and Exchange Commission
August 29, 2016

Form 8-K filed July 27, 2016

1.
Your response to prior comment 2 indicates that premiums paid, whether at inception or deferred, for derivative contract that settled during the period are treated differently in your calculations of Adjusted EBITDA and Adjusted Net Income Attributable to Common and Class B Unitholders. Explain this difference as these premiums appear to be a cash expenditure recognized as part of net gains (losses) on commodity derivative contracts in your consolidated statements of operations. Also, tell us why the individual adjustments related to derivative contracts made to calculate these measures differ considering the similar effects of the adjustments.

Response:

We acknowledge the Staff’s comment. Adjusted EBITDA and Adjusted Net Income are two different metrics that serve different purposes and, as such, adjustments made to them are different by nature. The Company presents Adjusted Net Income as a performance metric that illustrates to investors the Company’s net operating performance from one period to another. This metric is intended to include all amounts except for mark-to-market fluctuations, including the change in the fair value of our commodity derivative contracts and interest rate derivative contracts and fair value of acquired derivative contracts that settled during the period, oil and gas property impairments and any significant non-recurring transactions, all of which can significantly distort current period results and, consequently, comparisons to other periods.

Management and the Company’s investors use Adjusted EBITDA to assess the financial performance of our assets without regard to financing methods, capital structure or historical cost basis. We use Adjusted EBITDA to demonstrate the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness, our operating performance and return on capital as compared to those of other companies in our industry.

In order to clarify the differences in the adjustments made to each of Adjusted Net Income and Adjusted EBITDA, in future fillings, we will mirror the presentation of Adjusted EBITDA to our current presentation of Adjusted Net Income with respect to the adjustments to the derivative contracts in order to facilitate comparison between Adjusted Net Income and Adjusted EBITDA. We direct the Staff to Exhibit A of this response letter presenting excerpts of our earnings release for the quarter and six months ended June 30, 2016 (which was furnished as Exhibit 99.1 in our Current Report on Form 8-K filed with the Commission on July 27, 2016) using the new presentation of Adjusted EBITDA and its comparison to Adjusted Net Income.

Changes made to our presentation of Adjusted EBITDA and related footnotes with respect to the adjustments to derivative contracts are presented below in bold type, with the exception of the heading:

U.S. Securities and Exchange Commission
August 29, 2016

VANGUARD NATURAL RESOURCES, LLC
Reconciliation of Net Loss to Adjusted EBITDA (a) and
Distributable Cash Flow Available to Common and Class B Unitholders
(Unaudited)
(in thousands, except per unit amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net loss attributable to Vanguard unitholders	$(260,789)	$(793,645)	$(406,072)	$(912,475)
Add: Net income attributable to non-controlling interests	40	—	64	—
Net loss	(260,749)	(793,645)	(406,008)	(912,475)
Plus:
Interest expense	23,932	20,374	49,636	40,563
Depreciation, depletion, amortization, and accretion	38,786	63,175	86,839	130,015
Impairment of oil and natural gas properties	157,894	733,365	365,658	865,975
Change in fair value of commodity derivative contracts (b)	133,780	49,350	171,253	51,484
Premiums paid, whether at inception or deferred, for derivative contracts that settled during the period (b)	823	2,047	1,699	2,567
Fair value of derivative contracts acquired that apply to contracts settled during the period (b)	3,866	11,732	6,375	20,281
Fair value of restructured derivative contracts (b)	—	—	—	(31,945)
Net losses on interest rate derivative contracts (c)	2,134	281	6,825	1,484
Gain on extinguishment of debt	—	—	(89,714)	—
Net loss on acquisition of oil and natural gas properties	1,665	—	1,665	—
Texas margin taxes	(699)	34	(2,634)	142
Compensation related items	2,578	3,866	4,975	7,827
Transaction costs incurred on acquisitions, mergers and divestitures	2,779	—	3,123	—
Adjusted EBITDA before non-controlling interest	106,789	90,579	199,692	175,918
Adjusted EBITDA attributable to non-controlling interest	(116)	—	(232)	—
Adjusted EBITDA attributable to Vanguard unitholders	106,673	90,579	199,460	175,918
Less:
Interest expense, including settlements paid on interest rate derivatives	(26,055)	(21,364)	(54,363)	(42,543)
Capital expenditures	(15,198)	(27,031)	(35,469)	(52,100)
Distributions to Preferred unitholders, paid and in arrears (d)	(6,689)	(6,690)	(13,379)	(13,380)
Distributable Cash Flow Available to Common and Class B Unitholders	$58,731	$35,494	$96,249	$67,895
Distributions to Common and Class B unitholders (e)	—	30,507	—	60,281
Excess of distributable cash flow after distributions to unitholders	$58,731	$4,987	$96,249	$7,614

U.S. Securities and Exchange Commission
August 29, 2016

(a)
Our Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss), cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA excludes some, but not all, items that affect net income (loss) and operating income (loss) and these measures may vary among other companies. Therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(b)	These items are included in the net gains (losses) on commodity derivative contracts line item in the consolidated statements of operations as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net cash settlements received on matured commodity derivative contracts	$69,859	$42,329	$142,476	$80,620
Change in fair value of commodity derivative contracts	(133,780)	(49,350)	(171,253)	(51,484)
Premiums paid, whether at inception or deferred, for derivative contracts that settled during the period	(823)	(2,047)	(1,699)	(2,567)
Fair value of derivative contracts acquired that apply to contracts settled during the period	(3,866)	(11,732)	(6,375)	(20,281)
Fair value of restructured derivative contracts	—	—	—	31,945
Net gains (losses) on commodity derivative contracts	$(68,610)	$(20,800)	$(36,851)	$38,233

(c)	Net losses on interest rate derivative contracts as shown on the consolidated statements of operations is comprised of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash settlements paid on interest rate derivative contracts	$(2,122)	$(990)	$(4,727)	$(1,980)
Change in fair value of interest rate derivative contracts	(12)	709	(2,098)	496
Net losses on interest rate derivative contracts	$(2,134)	$(281)	$(6,825)	$(1,484)

(d)
Include actual distributions paid of $2.2 million attributable to the six months ended June 30, 2016 and cumulative Preferred distributions in arrears of $6.7 million and $11.2 million attributable to the three and six months ended June 30, 2016, respectively. Distributions to Preferred Unitholders for the three and six months ended June 30, 2015 reflect actual distributions paid attributable to those periods.

(e)
Our board of directors elected to suspend cash distributions to the holders of our common and Class B units and Cumulative Preferred Units effective with the February 2016 distribution. Our ability to resume distributions is at the discretion of our board of directors and will depend on business conditions, earnings, our cash requirements and other relevant factors.

U.S. Securities and Exchange Commission
August 29, 2016

Management believes the revised presentation of Adjusted EBITDA will provide more clarity as to the difference in adjustments made to each of Adjusted EBITDA and Adjusted Net Income. In addition, the new presentation along with the footnotes (b) and (c) provides the investor with sufficient detail to understand the nature of the adjustment and the ability to tie back the net (gain) loss on commodity derivative contracts and net losses on interest rate derivative contracts to our consolidated statements of operations.

To further clarify the nature of premiums that we pay or receive, consistent with our previous SEC correspondence dated January 9, 2014, premiums paid, whether at inception or deferred, for derivative contracts that settled during the period reflect the fair values of the underlying instruments at inception and as such are initially capitalized in derivative assets or liabilities. When volumes associated with the derivative contracts have settled, these premiums are then recognized in the current period’s consolidated statement of operations, under the line item “Net gains (losses) on commodity derivative contracts.” This is the same as acquiring an asset and depleting it or depreciating it over time. As such, these premiums are excluded from Adjusted EBITDA but included in Adjusted Net Income, similar to depletion and amortization.

Similarly, upon closing acquisitions, we may assume derivative contracts from the seller. The derivative contracts are allocated a part of the purchase price and are assigned a fair value at the closing date. The Fair value of derivative contracts acquired is recorded as a derivative asset or liability. As the volumes associated with these derivative contracts acquired are settled, the fair value is recognized in the current period’s consolidated statement of operations, under the line item “Net gains (losses) on commodity derivative contracts.” The fair value of derivative contracts acquired that apply to contracts settled during the period (acquired through business combination) is excluded from each of Adjusted EBITDA and Adjusted Net Income similar to transaction costs incurred on acquisitions, merger and divestitures.

Due to the nature and different purposes of both metrics, premiums paid, whether at inception or deferred, for derivative contracts that settled during the period are included in our Adjusted Net income and excluded from our Adjusted EBITDA. If we chose to exclude these amounts from Adjusted Net Income, it would increase our income, which we do not believe is appropriate. Further, the amounts associated with premiums paid, whether at inception or deferred, for derivative contracts that settled during the period have been immaterial with $1.7 Million in the first half of 2016, $5.4 Million in 2015, $0 in 2014 and $0.2 million in 2013.

	June 30, 2016	December 31, 2015	December 31, 2014	December 31, 2013
Premiums Paid, whether at inception or deferred, for derivative contracts that settled during the period	$(1,699)	$(5,434)	$—	$(220)
Adjusted EBITDA	$199,460	$396,829	$421,445	$309,745
Premiums paid or deferred as % of Adjusted EBITDA	0.9%	1.4%	0%	0.1%
Adjusted Net Income	$41,007	$75,977	$90,593	$69,513
Premiums paid or deferred as % of Adjusted net income	4.1%	7.2%	0%	0.3%

*****

U.S. Securities and Exchange Commission
August 29, 2016

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments you have regarding our responses or the Form 10-K or the Form 8-K to the undersigned by phone at (832) 327-2259 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.
Thank you for your assistance.
Very truly yours,

Scott W. Smith
President and Chief Executive Officer                         Vanguard Natural Resources, LLC

cc:	Richard Robert, Executive Vice President, Chief Financial Officer and Director, Vanguard
Natural Resources, LLC
Douglas V. Getten, Partner, Paul Hastings LLP
Ross Pilcik, Partner, BDO USA, LLP

Exhibit A

Adjusted EBITDA

We present Adjusted EBITDA in addition to our reported net income (loss) attributable to Vanguard unitholders in accordance with GAAP. Adjusted EBITDA is a non-GAAP financial measure that is defined as net income (loss) attributable to Vanguard unitholders plus:

•	Net income (loss) attributable to non-controlling interest.

The result is net income (loss) which includes the non-controlling interest. From this we add or subtract the following:

•	Net interest expense;

•	Depreciation, depletion, amortization, and accretion;

•	Impairment of oil and natural gas properties;

•	Change in fair value of commodity derivative contracts;

•	Premiums paid, whether at inception or deferred, for derivative contracts that settled during the period;

•	Fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during the period;

•	Fair value of restructured commodity derivative contracts;

•	Net gains or losses on interest rate derivative contracts;

•	Gain on extinguishment of debt;

•	Net gains or losses on acquisitions of oil and gas properties;

•	Texas margin taxes;

•	Compensation related items, which include unit-based compensation expense, unrealized fair value of phantom units granted to officers and cash settlement of phantom units granted to officers;

•	Transaction costs incurred on acquisitions, mergers and divestitures; and

•	Non-controlling interest amounts attributable to each of the items above which revert the calculation back to an amount attributable to the Vanguard unitholders.

Adjusted EBITDA is a significant performance metric used by management and by external users of our financial statements such as investors, research analysts and others to assess the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; the ability of our assets to generate cash sufficient to pay interest costs and support our indebtedness; and our operating performance and return on capital as compared to those of other companies in our industry.

Adjusted EBITDA is not intended to represent cash flows for the period, nor is it presented as a substitute for net income (loss), operating income, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA excludes some, but not all, items that affect net income (loss) and operating income and these measures may vary among other companies. Therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. For example, we fund premiums paid for derivative contracts, acquisitions of oil and natural gas properties, including the assumption of derivative contracts related to these acquisitions, and other capital expenditures primarily with proceeds from debt or equity offerings or with borrowings under our Reserve-Based Credit Facility. For the purposes of calculating Adjusted EBITDA, we consider the cost of premiums paid for derivatives and the fair value of derivative contracts acquired as part of a business combination as investments related to our underlying oil and natural gas properties; therefore, they are not deducted in arriving at our Adjusted EBITDA. Our Consolidated Statements of Cash Flows, prepared in accordance with GAAP, present cash settlements on matured derivatives and the initial cash outflows of premiums paid to enter into derivative contracts as operating activities. When we assume derivative contracts as part of a business combination, we allocate a part of the purchase price and assign them a fair value at the closing date of the acquisition. The fair value of the derivative contracts acquired is recorded as a derivative asset or liability and presented as cash used in investing activities in our Consolidated Statements of Cash Flows. As the volumes associated with these derivative contracts, whether we entered into them or we assumed them, are settled, the fair value is recognized in operating cash flows. Whether these cash settlements on derivatives are received or paid, they are reported as operating cash flows which may increase or decrease the amount we have available to fund distributions.

As noted above, for purposes of calculating Adjusted EBITDA, we consider both premiums paid for derivatives and the fair value of derivative contracts acquired as part of a business combination as investing activities. This is similar to the way the initial acquisition or development costs of our oil and natural gas properties are presented in our Consolidated Statements of Cash Flows; the initial cash outflows are presented as cash used in investing activities, while the cash flows generated from these assets are included in operating cash flows. The consideration of premiums paid for derivatives and the fair value of derivative contracts acquired as part of a business combination as investing activities for purposes of determining our Adjusted EBITDA differs from the presentation in our consolidated financial statements prepared in accordance with GAAP which (i) presents premiums paid for derivatives entered into as operating activities and (ii) the fair value of derivative contracts acquired as part of a business combination as investing activities.

Distributable Cash Flow Available to Common and Class B Unitholders

We present Distributable Cash Flow Available to Common and Class B Unitholders in addition to our reported net income (loss) attributable to Vanguard unitholders in accordance with GAAP. Distributable Cash Flow Available to Common and Class B Unitholders is a non-GAAP financial measure that is defined as net income (loss) attributable to Vanguard unitholders plus:

•	Net income (loss) attributable to non-controlling interest.

The result is net income (loss) which includes the non-controlling interest. From this we add or subtract the following:

•	Net interest expense;

•	Depreciation, depletion, amortization, and accretion;

•	Impairment of oil and natural gas properties;

•	Change in fair value of commodity derivative contracts;

•	Premiums paid, whether at inception or deferred, for derivative contracts that settled during the period;

•	Fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during the period;

•	Fair value of restructured commodity derivative contracts;

•	Net gains or losses on interest rate derivative contracts;

•	Gain on extinguishment of debt;

•	Net gains or losses on acquisitions of oil and gas properties;

•	Texas margin taxes;

•	Compensation related items, which include unit-based compensation expense, unrealized fair value of phantom units granted to officers and cash settlement of phantom units granted to officers;

•	Transaction costs incurred on acquisitions, mergers and divestitures; and

•	Non-controlling interest amounts attributable to each of the items above which revert the calculation back to an amount attributable to the Vanguard unitholders.

Less:
•Capital expenditures;

•Distributions to Preferred unitholders, paid and in arrears.

Distributable Cash Flow Available to Common and Class B Unitholders is used by management as a tool to measure (prior to the establishment of any cash reserves by our board of directors) the cash distributions we could pay our unitholders. Specifically, this financial measure indicates to investors whether or not we are generating cash flow at a level that can sustain or support an increase in our monthly distribution rates. However, Distributable Cash Flow Available to Common and Class B Unitholders should not be viewed as indicative of the amount that we plan to distribute for a given period. Distributable Cash Flow Available to Common and Class B Unitholders is not intended to be a substitute for net income (loss), operating income, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Distributable Cash Flow Available to Common and Class B Unitholders is a metric commonly used by investors and the analyst community to assess our financial performance from period to period.

The amount of cash that we have available for distribution depends primarily on our cash flow, including cash from reserves and working capital or other borrowings, and not solely on our GAAP net income (loss), which is affected by non-cash items. As a result, we may be unable to pay distributions even when we record net income, and we may be able to pay distributions during periods when we incur net losses. Our board of directors determines the appropriate level of distributions on a periodic basis in accordance with the provisions of our limited liability company agreement. Management considers the timing and size of capital expenditures and long-term views about expected results in determining the amount of distributions. Capital spending and the resulting production and net cash provided by operating activities do not typically occur evenly throughout the year due to a variety of factors which are difficult to predict, including rig availability, weather, well performance, the timing of completions and the commodity price environment. Consistent with practices common to publicly traded partnerships, our board of directors historically has not varied the distribution it declares period to period based on uneven available distributable cash flow. Our board of directors reviews historical financial results and forecasts for future periods, including development activities, as well as considers the impact of significant acquisitions in making a determination to increase, decrease or maintain the current level of distribution. In instances following acquisitions and development activities, our board of directors reviews any excess in distributable cash flows after distributions to unitholders in those periods, as well as forecasts of expected future net cash flows to determine if increases in distributions could be made. If shortfalls are sustained over time and forecasts demonstrate expectations for continued future shortfalls, our board of directors may determine to reduce, suspend or discontinue paying distributions. Our board of directors may decide to retain the excess in distributable cash flows after distributions to unitholders for our future operations, future capital expenditures, future debt service or other future obligations. Any shortfalls are funded with cash on hand and/or with borrowings under our reserve-based credit facility.

VANGUARD NATURAL RESOURCES, LLC
Reconciliation of Net Loss to Adjusted EBITDA (a) and
Distributable Cash Flow Available to Common and Class B Unitholders
(Unaudited)
(in thousands, except per unit amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net loss attributable to Vanguard unitholders	$(260,789)	$(793,645)	$(406,072)	$(912,475)
Add: Net income attributable to non-controlling interests	40	—	64	—
Net loss	(260,749)	(793,645)	(406,008)	(912,475)
Plus:
Interest expense	23,932	20,374	49,636	40,563
Depreciation, depletion, amortization, and accretion	38,786	63,175	86,839	130,015
Impairment of oil and natural gas properties	157,894	733,365	365,658	865,975
Change in fair value of commodity derivative contracts (b)	133,780	49,350	171,253	51,484
Premiums paid, whether at inception or deferred, for derivative contracts that settled during the period (b)	823	2,047	1,699	2,567
Fair value of derivative contracts acquired that apply to contracts settled during the period (b)	3,866	11,732	6,375	20,281
Fair value of restructured derivative contracts (b)	—	—	—	(31,945)
Net losses on interest rate derivative contracts (c)	2,134	281	6,825	1,484
Gain on extinguishment of debt	—	—	(89,714)	—
Net loss on acquisition of oil and natural gas properties	1,665	—	1,665	—
Texas margin taxes	(699)	34	(2,634)	142
Compensation related items	2,578	3,866	4,975	7,827
Transaction costs incurred on acquisitions, mergers and divestitures	2,779	—	3,123	—
Adjusted EBITDA before non-controlling interest	106,789	90,579	199,692	175,918
Adjusted EBITDA attributable to non-controlling interest	(116)	—	(232)	—
Adjusted EBITDA attributable to Vanguard unitholders	106,673	90,579	199,460	175,918
Less:
Interest expense, including settlements paid on interest rate derivatives	(26,055)	(21,364)	(54,363)	(42,543)
Capital expenditures	(15,198)	(27,031)	(35,469)	(52,100)
Distributions to Preferred unitholders, paid and in arrears (d)	(6,689)	(6,690)	(13,379)	(13,380)
Distributable Cash Flow Available to Common and Class B Unitholders	$58,731	$35,494	$96,249	$67,895
Distributions to Common and Class B unitholders (e)	—	30,507	—	60,281
Excess of distributable cash flow after distributions to unitholders	$58,731	$4,987	$96,249	$7,614

(a)
Our Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss), cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA excludes some, but not all, items that affect net income (loss) and operating income (loss) and these measures may vary among other companies. Therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

(b)	These items are included in the net gains (losses) on commodity derivative contracts line item in the consolidated statements of operations as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net cash settlements received on matured commodity derivative contracts	$69,859	$42,329	$142,476	$80,620
Change in fair value of commodity derivative contracts	(133,780)	(49,350)	(171,253)	(51,484)
Premiums paid, whether at inception or deferred, for derivative contracts that settled during the period	(823)	(2,047)	(1,699)	(2,567)
Fair value of derivative contracts acquired that apply to contracts settled during the period	(3,866)	(11,732)	(6,375)	(20,281)
Fair value of restructured derivative contracts	—	—	—	31,945
Net gains (losses) on commodity derivative contracts	$(68,610)	$(20,800)	$(36,851)	$38,233

(c)	Net losses on interest rate derivative contracts as shown on the consolidated statements of operations is comprised of the following:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Cash settlements paid on interest rate derivative contracts	$(2,122)	$(990)	$(4,727)	$(1,980)
Change in fair value of interest rate derivative contracts	(12)	709	(2,098)	496
Net losses on interest rate derivative contracts	$(2,134)	$(281)	$(6,825)	$(1,484)

(d)
Include actual distributions paid of $2.2 million attributable to the six months ended June 30, 2016 and cumulative Preferred distributions in arrears of $6.7 million and $11.2 million attributable to the three and six months ended June 30, 2016, respectively. Distributions to Preferred Unitholders for the three and six months ended June 30, 2015 reflect actual distributions paid attributable to those periods.

(e)
Our board of directors elected to suspend cash distributions to the holders of our common and Class B units and Cumulative Preferred Units effective with the February 2016 distribution. Our ability to resume distributions is at the discretion of our board of directors and will depend on business conditions, earnings, our cash requirements and other relevant factors.

Adjusted Net Income (Loss) Attributable to Common and Class B Unitholders

We present Adjusted Net Income Available to Common and Class B Unitholders in addition to our reported net income (loss) attributable to common and Class B Unitholders in accordance with GAAP. Adjusted Net Income Available to Common and Class B Unitholders is a non-GAAP financial measure that is defined as net income available to Common and Class B Unitholders plus the following adjustments:

•	Change in fair value of commodity derivative contracts;

•	Change in fair value of interest rate derivative contracts;

•	Fair value of derivative contracts acquired as part of prior period business combinations that apply to contracts settled during the period.

•	Net gains or losses on acquisitions of oil and gas properties;

•	Impairment of oil and natural gas properties;

•	Gain on extinguishment of debt; and

•	Transaction costs incurred on acquisitions, mergers and divestitures.

We present Adjusted Net Income Available to Common and Class B Unitholders because management believes exclusion of the impact of these items will help investors compare results between periods and identify operating trends that could otherwise be masked by these items and to highlight the significant fluctuations that commodity price volatility has on our results, particularly as it relates to changes in the fair value of our derivative contracts.

In particular, we make the adjustment for the change in fair value of commodity derivative contracts to allow investors to make a comparison of our quarterly results without the non-cash impact of commodity price fluctuations from period to period resulting from changes in the mark-to-market value of our portfolio of commodity derivative contracts. Rather than highlighting the significant fluctuations that commodity price volatility has on Net Income, we are aiming to give investors a meaningful picture of our performance (especially versus prior periods) that shows how the company performed without the impact of the value of our portfolio of commodity derivative contracts. The fluctuations in the value of our portfolio of commodity derivatives contracts is related to futures pricing which is not a good indicator of historical performance of the business during the periods presented. Furthermore, any increases or decreases in the value of our portfolio of commodity derivatives contracts will result in non-cash charges or non-cash income. The inherent value (or cost) of such contracts is the amount of cash which our counterparties pay to us, or, with respect to costs, the amount which we paid to acquire the contracts and the amount that we are required to pay to our counterparties upon settlement. We believe this non-GAAP measure allows our investors to measure our actual performance without the impact of certain non-cash items that do not actually reflect the performance of the Company for the periods presented.

We also make the adjustment for the change in fair value of interest rate derivative contracts to give investors a period to period comparison without showing the impact of non-cash gains or losses related to the mark-to-market valuation of these derivatives contracts.

Adjusted Net Income (Loss) Attributable to Common and Class B Unitholders is not intended to represent cash flows for the period, nor is it presented as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP.

VANGUARD NATURAL RESOURCES, LLC
Reconciliation of Net Loss Attributable to Common and Class B Unitholders to
Adjusted Net Income (Loss) Attributable to Common and Class B Unitholders
(in thousands, except per unit data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net Loss Attributable to Common and Class B Unitholders	$(267,478)	$(800,335)	$(419,451)	$(925,855)
Plus (less):
Change in fair value of commodity derivative contracts(a)	133,780	49,350	171,253	51,484
Change in fair value of interest rate derivative contracts(b)	12	(709)	2,098	(496)
Fair value of derivative contracts acquired that apply to contracts settled during the period(c)	3,866	11,732	6,375	20,281
Net loss on acquisition of oil and natural gas properties	1,665	—	1,665	—
Impairment of oil and natural gas properties	157,894	733,365	365,658	865,975
Gain on extinguishment of debt	—	—	(89,714)	—
Transaction costs incurred on acquisitions, mergers and divestitures	2,779	—	3,123	—
Adjusted Net Income (Loss) Attributable to Common and Class B Unitholders	$32,518	$(6,597)	$41,007	$11,389

Net Loss Attributable to Common and Class B Unitholders, per unit	$(2.04)	$(9.27)	$(3.20)	$(10.86)
Plus (less):
Change in fair value of commodity derivative contracts	1.02	0.57	1.31	0.60
Change in fair value of interest rate derivative contracts	—	(0.01)	0.02	(0.01)
Fair value of derivative contracts acquired that apply to contracts settled during the period	0.03	0.14	0.05	0.24
Net loss on acquisition of oil and natural gas properties	0.01	—	0.01	—
Impairment of oil and natural gas properties	1.20	8.50	2.79	10.16
Gain on extinguishment of debt	—	—	(0.68)	—
Transaction costs incurred on acquisitions, mergers and divestitures	0.02	—	0.02	—
Adjusted Net Income (Loss) Attributable to Common and Class B Unitholders, per unit	$0.24	$(0.07)	$0.32	$0.13

Weighted average common and Class B units outstanding	131,435	86,295	131,192	85,236

(a)
Change in fair value of commodity derivative contracts reflects the increase or decrease in the mark-to-market value of the commodity derivative contracts. Any increase in value is reduced from Net Loss Attributable to Common and Class B Unitholders, while any decrease is added back into Net Loss Attributable to Common and Class B Unitholders. Change in fair value of commodity derivative contracts is included in the net gains (losses) on commodity derivative contracts line item in the consolidated statements of operations. Please see footnote (b) under Adjusted EBITDA for the details of net gains (losses) on commodity derivative contracts.

(b)
Change in fair value of interest rate derivative contracts reflects the increase or decrease in the mark-to-market value of the interest rate derivative contracts. Any increase in the fair value of interest rate derivative contracts is reduced from Net Loss Attributable to Common and Class B Unitholders, while any decrease in the fair value of interest rate derivative contracts is added back into Net Loss Attributable to Common and Class B Unitholders. Change in fair value of interest rate derivative contracts is included in the line item net losses on interest rate derivative contracts in the consolidated statements of operations. Please see Footnote (c) under Adjusted EBITDA for details of net loss on interest rate derivative contracts.

(c)
Fair value of derivative contracts acquired that apply to contracts settled during the period is included in the net gains (losses) on commodity derivative contracts line item in the consolidated statements of operations. Please see footnote (b) under Adjusted EBITDA for the details of net gains (losses) on commodity derivative contracts.